            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 13, 1998

                                 $1,000,000,000

                         SEARS ROEBUCK ACCEPTANCE CORP.
                          6% NOTES DUE MARCH 20, 2003
                            ------------------------

     The Notes are offered for sale in the United States and Europe.

     Interest on the Notes is payable on March 20 and September 20 of each year, commencing September 20, 1998. The Notes are not redeemable prior to maturity, except that the Notes may be redeemed in whole but not in part at any time at 100% of their principal amount plus accrued interest in the event of certain developments affecting United States taxation as set forth herein under "Description of Notes--Redemption and Purchase." The Notes will be represented by one or more global Notes registered in the name of the nominee of the Depository Trust Company ("DTC"). Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants including the depositories for Cedel and Euroclear. Except as described herein, Notes in certificated form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of Notes."

     Application has been made to list the Notes on the Luxembourg Stock
Exchange.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                         INITIAL PUBLIC           UNDERWRITING            PROCEEDS TO
                                       OFFERING PRICE(1)          DISCOUNT(2)            COMPANY(1)(3)
                                     ----------------------  ----------------------  ----------------------
Per Note...........................         99.342%                  .350%                  98.992%
Total..............................       $993,420,000             $3,500,000             $989,920,000

---------------
(1) Plus accrued interest, if any, from March 20, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deduction of expenses payable by the Company, estimated to be
    $375,000.
                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC, Cedel and Euroclear, on or about March 20, 1998 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.

BEAR, STEARNS INTERNATIONAL LIMITED
                 MERRILL LYNCH & CO.
                                   MORGAN STANLEY DEAN WITTER
                                                 SALOMON SMITH BARNEY
                            ------------------------

           The date of this Prospectus Supplement is March 13, 1998.

     THE COMPANY HAS WARRANTED TO THE UNDERWRITERS THAT THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE ANY MATERIAL FACT NECESSARY IN ORDER TO MAKE THE STATEMENTS CONTAINED HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. THE COMPANY HAS TAKEN ALL REASONABLE CARE TO ASCERTAIN SUCH FACTS AND TO VERIFY THE ACCURACY OF ALL SUCH STATEMENTS. THE COMPANY ACCEPTS RESPONSIBILITY ACCORDINGLY.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MADE HEREBY MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE LUXEMBOURG STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE UNDERWRITERS AND THE COMPANY HAVE AGREED THAT THE CLOSING OF THE SALE OF THE NOTES TO THE UNDERWRITERS WILL OCCUR FIVE BUSINESS DAYS AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of Sears Roebuck Acceptance Corp. (the "Company" or "SRAC") for the fiscal years ended January 3, 1998 and December 28, 1996. The summary information should be read in conjunction with the financial statements incorporated in the Prospectus by reference.

                                                               1997          1996
                                                               ----          ----
                                                              (DOLLARS IN MILLIONS)
Operating Results
Total revenues..............................................  $   960       $   689
Interest and related expenses...............................      763           546
Total expenses..............................................      767           548
Income taxes................................................       68            49
Net income..................................................      125            92
Financial Position (year-end)
Assets
  Notes of Sears............................................  $16,561       $11,609
  Receivable balances purchased from Sears..................       89            76
  Total assets..............................................   16,716        12,004
Liabilities
  Commercial paper..........................................    5,249         3,324
  Agreements with bank trust departments....................       --            82
  Intermediate-term loans...................................       50           715
  Medium-term notes.........................................    6,033         4,834
  Discrete underwritten debt................................    3,099         1,298
  Total liabilities.........................................   14,554        10,317
Sears investment in the Company
  Capital stock (including capital in excess of par
     value).................................................      735           385
  Retained income...........................................    1,427         1,302
Other Pertinent Data
Contractual Credit Facilities (year-end)....................  $ 5,540       $ 5,000

     During the year ended January 3, 1998, the Company's revenues increased 39% to $960 million from $689 million in 1996. The increase in revenue is attributable to an increase in SRAC's average earning assets compared to 1996 in response to Sears funding requirements.

     For the year ended January 3, 1998, the Company's interest and related expenses increased 40% to $763 million from $546 million in the year ended December 28, 1996. The Company's cost of short-term funds averaged 5.60% compared to 5.50% for 1996. The Company's short-term borrowings averaged $4.0 billion compared to the 1996 level of $4.5 billion. The Company's long-term debt averaged $7.9 billion compared to $4.7 billion in 1996.

     The Company's net income of $125 million for 1997 reflects an increase of 36% over the 1996 amount of $92 million. The Company's ratio of earnings to fixed charges was 1.25 for 1997 compared to 1.26 for 1996.

                CAPITALIZATION OF SEARS ROEBUCK ACCEPTANCE CORP.

     The following table sets forth the capitalization of the Company at January 3, 1998, and as adjusted to give effect to issuance of the Notes being offered hereby and the application of the net proceeds therefrom.

                                                                     JANUARY 3, 1998
                                                                --------------------------
                                                                                   AS
                                                                OUTSTANDING    ADJUSTED(1)
                                                                -----------    -----------
                                                                (U.S. DOLLARS IN MILLIONS)
Debt payable within one year(2).............................      $ 5,249        $ 4,259
Term debt...................................................        9,182         10,172
Stockholder's equity(3).....................................        2,162          2,162
                                                                  -------        -------
Total capitalization(4).....................................      $16,593        $16,593
                                                                  =======        =======

---------------
(1) Assumes the issuance of the Notes and use of the net proceeds of U.S. $989,920,000 initially to retire short-term debt.

(2) Excluding the current portion of term debt, which is included in term debt.

(3) The Company has 500,000 authorized shares of common stock, $100 par value. There were 350,000 shares of common stock outstanding as of January 3, 1998.

(4) There has been no material change in the capitalization of the Company since January 3, 1998.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements the description of the general terms and provisions of Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Reference should be made to the Prospectus and the Indenture under which the Notes will be issued for the definitions of certain capitalized terms used herein.

     The Notes are to be issued under an Indenture, dated as of May 15, 1995, between the Company and The Chase Manhattan Bank as Trustee. A copy of the Indenture has been filed with the Commission and is hereby incorporated by reference as part of the Registration Statement. The obligations of the Company under the Notes will constitute direct, unsecured and unsubordinated obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The Notes will mature on March 20, 2003 (the "Maturity Date") at par and will be limited in aggregate principal amount to $1,000,000,000. The Notes will constitute a single series of Debt Securities under the Indenture. The Notes will be issued in fully registered book-entry form only, without coupons, in denominations of $1,000 and integral multiples thereof. Each Note will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from and including March 20, 1998 or from and including the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on March 20 and September 20 of each year, commencing September 20, 1998 (each, an "Interest Payment Date"), to the person in whose name the Note is registered (the "Holder") at the close of business on the March 5 or September 5, respectively, next preceding such Interest Payment Date (the "Regular Record Date"). Interest payable on September 20, 1998 for the period from and including March 20, 1998 to and excluding September 20, 1998 on each $1,000 Note will be $30.00. For so long as the Notes are held solely in book-entry form through the facilities of DTC, Cedel Bank, societe anonyme ("Cedel") and the Euroclear System, the only registered Holder of Notes will be Cede & Co., as nominee for DTC.

     If any Interest Payment Date or the Maturity Date (or the redemption date, if applicable) falls on a day that is not a Business Day, the interest or principal payment shall be made on the next day that is a Business Day, and no interest on such payment shall accrue for the period from and after the Interest Payment Date (or the redemption date, if applicable). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. As used herein, "Business Day" will mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a legal holiday for banking institutions in any of the City of Wilmington, Delaware, the City of Chicago, the City of New York, the City of Luxembourg, or the city in which the principal corporate trust office of the Trustee is located.

     Payments of principal will be made to DTC by wire transfer (or, if Certificated Notes (as defined below) are issued, to holders of Certificated Notes by check unless proper wire transfer instructions are on file with the Trustee or are received at presentment) upon presentation and surrender of such Note on or before the Maturity Date (or the redemption date, if applicable). Payments of interest will be made to DTC by wire transfer (or, if Certificated Notes are issued, to holders of Certificated Notes by check unless proper wire transfer instructions are on file with the Trustee). If Certificated Notes are issued, a holder of a Certificated Note may request that payments be made by wire transfer to an account maintained by such holder at the offices of the paying agent in Luxembourg.

     The Company has initially appointed the Trustee at its corporate trust office in the City of New York and Chase Manhattan Bank Luxembourg S.A., 5 rue Plaetis, L-2338 Luxembourg as paying agents. The Company may at any time terminate the appointment of any paying agent and appoint additional or other paying agents, provided that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, the Company will maintain a paying agency in Luxembourg for payments on the Notes. Notice of any termination or appointment and of any change in the office through which any paying agent will act will be given in accordance with "Notices" below.

REDEMPTION AND PURCHASE

     The Notes are not redeemable prior to maturity except as provided under this heading. The Notes will be paid by the Company in full at maturity on March 20, 2003 if they have not been otherwise redeemed as described herein.

     The Notes may be redeemed at the option of the Company, as a whole but not in part, at any time prior to maturity, upon the giving of a notice of redemption as described below, at a redemption price equal to 100% of the principal amount of the Notes, together with accrued interest to the date fixed for redemption, if the Company determines that as a result of (A) any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or any change in the application, official interpretation or enforcement of such laws, regulations or rulings, including a decision rendered by a court of competent jurisdiction in the United States or any political subdivision thereof, whether or not such decision was rendered with respect to the Company; or (B) any action taken by a taxing authority which action is generally applied or is taken with respect to the Company, which change, amendment, action, decision or memorandum is promulgated on or after March 20, 1998, there is substantial probability that the Company has or will become obligated to pay Additional Amounts with respect to the Notes as described herein under "Payment of Additional Amounts," and the Company cannot avoid such obligation by taking reasonable measures available to it. Prior to the publication of any notice of redemption of the Notes pursuant to the foregoing, the Company shall deliver to the Trustee an opinion of legal counsel to the Company stating that the Company is entitled to effect such redemption and a certificate setting forth facts showing that the conditions precedent to the right of the Company to so redeem have occurred.

     Notice of redemption will be given by the Company in the manner described below under "Notices" not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and redemption price will be specified in the notice.

PAYMENT OF ADDITIONAL AMOUNTS

     The Company will, subject to the exceptions and limitations set forth below, pay such additional amounts (the "Additional Amounts") to the holder of any Note who is a United States Alien as may be necessary in order that every net payment of the principal of or interest on such Note after deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed by the United States (or any political subdivision or taxing authority thereof or therein) upon, or as a result of, such payment, will not be less than the amount provided for in such Note to be then due and payable. However, the Company will not be required to make any payment of Additional Amounts to any such holder for or on account of:

          (a) any such tax, assessment or other governmental charge that would not have been so imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor or beneficiary of, or a person holding a power over, such holder, if such holder is an estate or trust, or a partner or shareholder of such holder, if such holder is a partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power, partner or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein;

          (b) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or other governmental charge;

          (c) any tax, assessment or other governmental charge imposed by reason of such holder's past or present status as a personal holding company, foreign personal holding company, controlled foreign corporation, passive foreign investment company, private foundation or other tax exempt organization, in each case with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

          (d) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments on or in respect of any Note;

          (e) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal or interest on any Note, if such payment can be made without such withholding by any other paying agent;

          (f) any tax, assessment or other governmental charge that would not have been imposed but for the failure to comply with any certification, identification, documentation, information or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of the United States or of any political subdivision or taxing authority thereof as a precondition to relief or exemption from such tax, assessment or other governmental charge;

          (g) any tax, assessment or other governmental charge imposed by reason of such holder's past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote;

          (h) any holder who is a fiduciary or partnership or other than the sole beneficial owner of the Note, but only to the extent that a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner of the Note would not have been entitled to the payment of an Additional Amount had such beneficiary, settlor, member or beneficial owner been the holder of such Note; or

          (i) any combination of terms (a), (b), (c), (d), (e), (f), (g) or (h).

     The term "United States" means the United States of America, the Commonwealth of Puerto Rico and each territory and possession of the United States of America and area subject to its jurisdiction, and the term "United States Alien" means any person who, for United States federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which, as to the United States, is a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary of a foreign estate or trust.

NOTICES

     Notices to Holders shall be mailed by the Trustee, first class postage prepaid, at their last addresses as they appear in the Security Register. In addition, notices to holders of the Notes, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such Exchange shall so require, will be given by publication in a daily newspaper of general circulation in Luxembourg. If publication in Luxembourg is not practical, such publication shall be made elsewhere in Europe. Such publication is expected to be made in the Luxemburger Wort. Such notices will be deemed to have been given on the date of such publication. If publication as described above shall become impossible, then alternate publication shall be considered sufficient if it approximates the terms and conditions of the publication in lieu of which it is given.

MEETINGS OF HOLDERS

     Meetings of Holders of the Notes may be called at any time to take any action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any provision of the Indenture, or authorized or permitted by law. Notice of such meetings shall be given as set forth under "Notices" above.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of Delaware.

                            BOOK-ENTRY REGISTRATION

     The information in this section concerning DTC, Cedel and Euroclear and their book-entry systems and procedures will apply to the Notes and has been obtained from sources that SRAC believes to be reliable, but SRAC takes no responsibility for the accuracy of the information in this section.

     Book-Entry Note Owners (as defined below) may hold their Notes through DTC (in the United States) or Cedel or Euroclear (in Europe). The Notes initially will be represented by one or more global notes (the "Global Notes") and registered in the name of the nominee of DTC except as set forth below. Cedel and Euroclear will hold omnibus positions on behalf of the Cedel Participants (as defined below) and the Euroclear Participants (as defined below), respectively, through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries (collectively, the "Depositaries") which in turn will hold such positions in customers' securities accounts in the Depositaries' names on the books of DTC. SRAC has been informed by DTC that DTC's nominee will be Cede & Co. ("Cede"). Accordingly, Cede is expected to be the registered Holder of the Notes. The Notes will be available for purchase in book-entry form in minimum denominations of $1,000 and integral multiples thereof. Unless and until Certificated Notes (as defined below) are issued under the limited circumstances described herein, no person acquiring the Notes (a "Book-Entry Note Owner") will be entitled to receive a certificate representing that person's interest in the Notes. All references herein to actions by Holders will refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein or in the Prospectus to distributions and notices to Holders will refer to distributions and notices to DTC or Cede, as the registered Holder of the Notes, for distribution to Book-Entry Note Owners in accordance with DTC procedures.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Transfers between DTC Participants will occur in accordance with DTC rules. Transfers between Cedel Participants and Euroclear Participants will occur in accordance with their applicable rules and operating procedures.

     Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Cedel Participants or Euroclear Participants, on the other hand, will be effected by DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedel Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.

     Because of time-zone differences, credits of securities in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Cedel Participant or Euroclear Participant on such business day. Cash received in Cedel or Euroclear as a result of sales of securities by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in DTC.

     Book-Entry Note Owners that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the Notes may do so only through Participants and Indirect Participants. In addition, Book-Entry Note Owners will receive all payments of principal and interest from the Trustee through Participants and, if applicable, Indirect Participants. Under a book-entry format, Book-Entry Note Owners may experience some delay in their receipt of payments, because the payments will be forwarded by the Trustee to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or Book-Entry Note Owners. It is anticipated that the only Holder will be Cede, as nominee of DTC. Book-Entry Note Owners will not be recognized by the Trustee as "Holders," as that term is used in the Indenture, and Book-Entry Note Owners will only be permitted to exercise the rights of Holders indirectly through DTC and its Participants.

     Under the rules, regulations and procedures creating and affecting DTC and its operations (the "Rules"), DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Notes, and is required to receive and transmit payments of principal of and interest on the Notes. Participants and Indirect Participants with which Book-Entry Note Owners have accounts with respect to the Notes similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Book-Entry Note Owners.

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a Book-Entry Note Owner to pledge Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be limited due to the lack of a physical certificate for such Notes.

     DTC has advised SRAC that it will take any action permitted to be taken by a Holder under the Indenture only at the direction of one or more Participants to whose account with DTC the Notes are credited.

     Cedel is incorporated under the laws of Luxembourg as a professional depository. Cedel holds securities for its participating organizations or customers ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Transactions may now be settled in Cedel in any of 36 currencies, including United States dollars. Cedel provides to its Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depository, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant, either directly or indirectly.

     The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of 34 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. The Euroclear System is operated by Morgan Guaranty Trust Company of New York through its Brussels, Belgium office (the "Euroclear Operator" or "Euroclear"), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawal of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Notes held through Cedel or Euroclear will be credited to the cash accounts of Cedel Participants or Euroclear Participants in accordance with the relevant system's rules and procedures, to the extent received by its depository. Such distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Cedel or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a Holder under the Indenture on behalf of a Cedel Participant or Euroclear Participant only in accordance with its relevant rules and procedures and subject to its depository's ability to effect such actions on its behalf through DTC.

     Although DTC, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent. Secondary market trading between DTC Participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and Euroclear Participants will occur in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

CERTIFICATED NOTES

     The Notes in fully registered certificated form ("Certificated Notes") will be issued to Book-Entry Note Owners or their nominees, rather than to DTC or its nominees only if (i) SRAC advises the Trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the Notes, and the Trustee or SRAC is unable to locate a qualified successor, or (ii) SRAC, at its option, elects to terminate the book-entry system through DTC.

     Upon the occurrence of either of the events described in the immediately preceding paragraph, the Trustee is required to notify all Participants of the availability through DTC of Certificated Notes. Upon surrender by DTC of a Global Note representing the Notes and instructions for re-registration, the Trustee will issue the Notes in the form of Certificated Notes, and thereafter the Trustee will recognize the registered holders of such Certificated Notes as Holders under the Indenture.

                        UNITED STATES TAX CONSIDERATIONS

     The following summary of the principal United States federal income tax consequences to an initial investor of the ownership of Notes is based upon the opinion, set forth in full below, of Baker & McKenzie, special United States tax counsel to SRAC. For purposes of this discussion of United States Tax Considerations, the term "Holder" refers to Book-Entry Note Owners. The discussion deals only with Notes held as capital assets and does not deal with special tax situations, such as dealers in securities or currencies, Holders whose functional currency is not the United States dollar, or persons holding Notes as a hedge against currency risks or as part of a larger integrated financial transaction. Persons considering the purchase of Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations and any consequences arising under the laws of any other taxing jurisdiction.

UNITED STATES HOLDERS

     As used herein, "United States Holder" means a Holder of a Note who is, or which is, a United States Person. A "United States Person" is (i) a citizen or resident of the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico (the "United States"),
(ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State (unless, in the case of a partnership, future Treasury regulations otherwise provide) and (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

     Payments of Interest. Stated interest on a Note will be taxable to a United States Holder as ordinary interest income at the time it accrues or is paid in accordance with the United States Holder's method of accounting for tax purposes.

     Purchase, Sale and Redemption of Notes. A United States Holder's tax basis in a Note will be its U.S. dollar cost. Upon the sale or redemption of a Note, a United States Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale or redemption of the Note and the tax basis of the Note, and such gain or loss will be long-term capital gain or loss if at the time of the sale or redemption the Note has been held for more than one year.

FOREIGN HOLDERS

     U.S. Withholding Tax. Under United States federal income tax laws now in effect, and subject to the discussion of backup withholding which follows, payments by SRAC or any paying agent thereof (in its capacity as such) of principal of and interest on a Note to a Holder who is not a United States Person will not be subject to United States federal withholding tax under the "portfolio interest" exception of the Code as defined below, provided in the case of interest that (i) the beneficial owner of the Note, or a partnership in which the beneficial owner of the Note is a member, does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of SRAC entitled to vote; (ii) the beneficial owner of the Note is not a controlled foreign corporation for United States tax purposes with respect to which SRAC is a "related person" as defined in the Code; and (iii)
(A) the beneficial owner of the Note provides a signed written statement to SRAC or its agent, under penalties of perjury, that SRAC or its agent can reliably associate with the beneficial owner, which certifies that the beneficial owner is not a United States Person and provides the beneficial owner's name and address, (B) a securities clearing organization, bank (including, after December 31, 1998, certain regulated United States branches of a foreign bank or a foreign insurance company) or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner provides an intermediary certificate to SRAC or its agent under penalties of perjury that such a statement has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and furnishes the payor with a copy thereof, or (C) after December 31, 1998, a specified withholding partnership or qualified intermediary provides a duly completed withholding certificate to SRAC or its agent and the withholding partnership or qualified intermediary has received such a statement that it can reliably associate with the beneficial owner. A statement described in this paragraph is generally effective only with respect to interest payments made to the certifying Holder after the issuance of the statement in the calendar year of its issuance and the two (or, for statements provided after December 31, 1998, the three) immediately succeeding calendar years.

     U.S. Income Tax. Except for the possible imposition of United States withholding tax (see "United States Tax Considerations--Foreign Holders--U.S. Withholding Tax") and backup withholding tax (see "United States Tax Considerations--Backup Withholding"), payments of principal of and interest on a Note to a Holder who is not a United States Person will not be subject to United States federal income tax, and gains from the sale, redemption or other disposition of a Note will not be subject to United States federal income tax, provided that none of the conditions specified in paragraphs (a) or (c) under "Payment of Additional Amounts" exists.

     If a Holder who is not a United States Person is engaged in a trade or business in the United States and interest, gain or income in respect of a Note of such Holder is effectively connected with the conduct of such trade or business, the Holder, although exempt from the withholding tax discussed in the preceding paragraphs, may be subject to United States income tax on such interest, gain or income at the statutory rates provided for United States Persons after deduction of deductible expenses allocable to such effectively connected interest, gain or income. In addition, if such a Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the Holder's country of residence. For this purpose, interest, gain or income in respect of a Note will be included in earnings and profits subject to the branch tax if the interest, gain or income is effectively connected with the conduct of the United States trade or business of the Holder.

BACKUP WITHHOLDING

     A 31% "backup" withholding tax and information reporting requirements apply to certain payments of principal of and interest on an obligation, and to proceeds of the sale of an obligation before maturity, to certain noncorporate United States Holders, if such Holders fail to provide correct taxpayer identification numbers and other information or fail to comply with certain other requirements. SRAC, its paying agent or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding, a tax equal to 31% of such payment unless the Holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations and certain other conditions are met.

     Under temporary Treasury regulations currently effective, in the case of payments of principal of and interest on Notes by SRAC or paying agents of SRAC to Holders who are not United States Persons, backup withholding and information reporting will not apply if the Holder has provided the required certification of its non-United States status under penalties of perjury or has otherwise established an exemption (provided that neither SRAC nor its paying agent has actual knowledge that the Holder is a United States Person or the conditions of any other exemption are not in fact satisfied). In addition, if payment is collected by a foreign office of a custodian, nominee or other agent acting on behalf of an owner of a Note, such custodian, nominee or other agent will not be required to apply backup withholding to its payments to such owner. However, in such case if the custodian, nominee or other agent is a United States Person, a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period, such custodian, nominee or other agent will be subject to certain information reporting requirements with respect to such payment unless such custodian, nominee or other agent has evidence in its records that the Holder is not a United States Person and no actual knowledge that such evidence is false or the Holder otherwise establishes an exemption or is an exempt recipient. An exempt recipient includes a bank, corporation or Financial Institution. Payment on a Note by the United States office of a custodian, nominee or other agent of a Holder of such Note will be subject to information reporting and backup withholding unless such Holder certifies under penalties of perjury that it is not a United States Person and provides its name and address or otherwise establishes an exemption.

     Under Treasury regulations effective January 1, 1999, in the case of payments of principal of and interest on Notes after December 31, 1998, to Holders who are not United States Persons that qualify for the "portfolio interest" exception to United States withholding tax as described in "United States Tax Considerations -- Foreign Holders -- U.S. Withholding Tax" above, backup withholding and information reporting will not apply, regardless of the identity of the payor and regardless of whether the payment is collected by a United States or foreign office of a custodian, nominee or other agent acting on behalf of the Holders.

     Under Treasury regulations currently effective, payments of the proceeds of the sale of a Note by a Holder who is not a United States Person to or through a foreign office of a broker will not be subject to backup withholding. Payments by foreign offices of a broker that is a United States Person, a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period are currently subject to certain information reporting requirements, unless the Holder is an exempt recipient or the broker has evidence in its records that the Holder is not a United States Person and no actual knowledge that such evidence is false. Payments of the proceeds of a sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the Holder certifies under penalties of perjury that it is not a United States Person and provides its name and address or otherwise establishes an exemption.

     Under Treasury regulations effective January 1, 1999, payments of the proceeds of the sale of a Note by a Holder who is not a United States Person to or through a foreign office of a broker that is a "U.S. payor" or a "U.S. middleman" (including a person who is a United States Person, a controlled foreign corporation for United States federal income tax purposes, a foreign partnership if at any time during the year it is either more than 50% owned by United States Persons or engaged in a United States trade or business, or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period) will be subject to information reporting and, except in certain cases, backup withholding, unless the Holder is an exempt recipient or the broker has evidence in its records that the Holder is not a United States Person and has no actual knowledge or reason to believe that such evidence is unreliable.

     Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder's United States federal income tax, provided that the required information is furnished to the United States Internal Revenue Service.

     The foregoing is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings, administrative pronouncements and judicial decisions as of the date hereof. Subsequent developments in these areas could have a material effect on this opinion.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement and Pricing Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co. are acting as representatives, has severally agreed to purchase from the Company, the respective principal amounts of Notes set forth opposite its name in the table below:

                                                                PRINCIPAL
                                                                AMOUNT OF
                        UNDERWRITER                               NOTES
                        -----------                           --------------
       Goldman, Sachs & Co. ................................  $  370,000,000
       J.P. Morgan Securities Inc. .........................     370,000,000
       Bear, Stearns International Limited..................      65,000,000
       Merrill Lynch, Pierce, Fenner & Smith Incorporated...      65,000,000
       Morgan Stanley & Co. International Limited...........      65,000,000
       Salomon Brothers Inc ................................      65,000,000
                                                              --------------
          Total.............................................  $1,000,000,000
                                                              ==============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Company has been advised by the Underwriters that they propose to offer part of the Notes directly to the public at the initial public offering price and on the terms set forth on the cover page of this Prospectus Supplement and part to certain dealers at a price that represents a concession not in excess of 0.20% of the principal amount of the Notes. After the initial offering of the Notes, the offering price and other selling terms may be varied by the representatives.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the representatives of the Underwriters that the representatives intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater aggregate principal amount of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Notes sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In the ordinary course of business, certain of the Underwriters and their affiliates have engaged and may engage in the future in transactions with the Company and its affiliates.

     Each Underwriter hereby represents that: (a) it has not offered or sold, and, prior to the date six months after the date of issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of Great Britain with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issuance of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

                                USE OF PROCEEDS

     The net proceeds of U.S. $989,920,000 to be received by SRAC from the sale of the Notes offered hereby will be added to its general funds and initially used to reduce short-term indebtedness. See "Use of Proceeds" in the Prospectus.

                                 LEGAL OPINIONS

     The legality of the Notes is being passed upon for the Company by Nancy K. Bellis, an Assistant General Counsel of Sears. The legality of the Notes is being passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton. Cleary, Gottlieb, Steen & Hamilton from time to time performs legal services for Sears.

                        LISTING AND GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application on the Luxembourg Stock Exchange, the Restated Certificate of Incorporation of the Company and a legal notice relating to the issuance of the Notes will have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg, where copies thereof may be obtained on request. So long as any of the Notes remain outstanding, copies of the Restated Certificate of Incorporation of the Company and the Indenture will be made available for inspection, and annual financial statements and annual and quarterly reports of the Company may be obtained, at the office of Chase Manhattan Bank Luxembourg S.A. in the City of Luxembourg.

     The independent auditors of the Company are Deloitte & Touche LLP.

     The resolutions relating to the execution of the Indenture and the sale and issuance of the Notes were adopted by the Board of Directors of the Company on November 8, 1996 and December 22, 1997.

     Except as may be set forth in this Prospectus Supplement and the Prospectus, in the judgment of the management of the Company, (a) there has been no material adverse change in the condition of the Company since January 3, 1998 and (b) there is no pending litigation against the Company that is not disclosed herein or in the documents incorporated by reference that is likely to result in a material adverse effect on the consolidated financial position of the Company.

     The Notes have been accepted for clearance through Euroclear and Cedel with a common code of 8557551 and an ISIN number of US812404BC47.

     Copies of the documents described under "Available Information" and "Incorporation of Certain Documents by Reference" in the Prospectus will be available without charge at the office of Banque Generale du Luxembourg, S.A., 50 Avenue J.F. Kennedy, L-2951 Luxembourg and Chase Manhattan Bank Luxembourg S.A., 5 rue Plaetis, L-2338 Luxembourg.

                         SEARS ROEBUCK ACCEPTANCE CORP.

                                DEBT SECURITIES

                         ------------------------------

     Sears Roebuck Acceptance Corp. ("SRAC") from time to time may offer up to $3,547,200,000 aggregate initial offering price of its debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"). If so provided in the accompanying Prospectus Supplement, the Debt Securities of any series may be represented in whole or in part by one or more Global Securities ("Global Securities") registered in the name of a depository's nominee and, if so represented, beneficial interests in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the depository and its participants. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus. It is anticipated that SRAC will sell Debt Securities directly to institutional investors and may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. See "Plan of Distribution." The accompanying Prospectus Supplement or Prospectus Supplements (the "Prospectus Supplement") sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

     The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of SRAC or the Holder, terms for sinking fund payments, the initial public offering price, the names of, and the principal amounts, if any, to be purchased by underwriters and the compensation of such underwriters, deferred pricing arrangements, if any, and the other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered, are set forth in the accompanying Prospectus Supplement.

     As used herein, Debt Securities shall include securities denominated in U.S. dollars or, at the option of SRAC if so specified in the applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

                         ------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March 13, 1998.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    3
Reports to Holders of Debt Securities.......................    3
Incorporation of Certain Documents by Reference.............    3
Sears Roebuck Acceptance Corp. .............................    4
Use of Proceeds.............................................    4
Summary Financial Information...............................    5
Ratio of Earnings to Fixed Charges..........................    6
Description of Debt Securities..............................    6
Plan of Distribution........................................   10
Legal Opinion...............................................   10
Experts.....................................................   10

                             AVAILABLE INFORMATION

     SRAC and Sears, Roebuck and Co. ("Sears"), SRAC's parent, are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Sears also files proxy statements with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511; and copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Reports and other information concerning SRAC can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Reports, proxy statements and other information concerning Sears can also be inspected at the offices of the New York Stock Exchange, Inc., the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     Additional information regarding SRAC, Sears and the Debt Securities is contained in the Registration Statement and the exhibits relating thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to SRAC, Sears and the Debt Securities, reference is made to the Registration Statement, and the exhibits thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                     REPORTS TO HOLDERS OF DEBT SECURITIES

     Holders of Debt Securities will receive annual reports containing information, including financial information that has been audited and reported on by independent public accountants, about SRAC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Annual Reports on Form 10-K for the year ended January 3, 1998 filed by SRAC and Sears and the Current Reports on Form 8-K for January 22 and February 18, 1998 filed by Sears and for January 8 and February 23, 1998 filed by SRAC with the Commission pursuant to Section 13 of the Exchange Act, are incorporated in and made part of this Prospectus by reference.

     All documents filed by SRAC or Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities (other than those portions of such documents described in paragraphs
(i), (k) and (I) of Item 402 of Regulation S-K promulgated by the Commission) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     SRAC WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN OR TELEPHONE REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO SEARS ROEBUCK ACCEPTANCE CORP., 3711 KENNETT PIKE, GREENVILLE, DELAWARE 19807, ATTENTION: VICE PRESIDENT, FINANCE (302/888-3100).

                         SEARS ROEBUCK ACCEPTANCE CORP.

     SRAC is a wholly-owned subsidiary of Sears and was incorporated in 1956 under the laws of Delaware. Its general offices are located at 3711 Kennett Pike, Greenville, Delaware 19807 (302/888-3100). SRAC raises funds primarily from the direct placement of commercial paper with corporate and institutional investors and through intermediate-term loans, discrete underwritten debt and medium-term notes. SRAC uses borrowing proceeds to acquire short-term notes of Sears and purchase outstanding receivable balances from Sears. Sears, which is a multi-line retailer that conducts domestic and international merchandising operations, uses the funds obtained from SRAC for general funding purposes. SRAC, and not Sears, will be the sole obligor on the Debt Securities.

     SRAC's income is derived primarily from the earnings on its investment in the notes and receivable balances of Sears. The interest rate on Sears notes is presently calculated so that SRAC maintains an earnings to fixed charges ratio of at least 1.25. The yield on the investment in Sears notes is related to SRAC's borrowing costs and, as a result, SRAC's earnings fluctuate in response to movements in interest rates and changes in Sears borrowing requirements. Subject to the provisions of the Indenture relating to the Debt Securities, SRAC will be required to maintain a ratio of earnings to fixed charges (determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission) of not less than 1.10 for any fiscal quarter and cause Sears to maintain ownership of all voting stock of SRAC as long as any Debt Securities are outstanding, and Sears has agreed to pay SRAC such amounts as may be necessary for such purpose and to maintain such ownership. See "Description of Debt Securities--Certain Restrictions."

     As of February 28, 1998, SRAC had eight employees.

                                USE OF PROCEEDS

     The net proceeds to be received by SRAC from the sale of the Debt Securities offered hereby will be added to its general funds and initially used to reduce short-term indebtedness. As indicated under "Sears Roebuck Acceptance Corp.," SRAC's principal business is the purchase of short-term notes of Sears; also, on occasion, SRAC purchases receivable balances from Sears domestic credit operations. SRAC expects to incur additional indebtedness, but the amount and nature thereof have not yet been determined and will depend on economic conditions and certain capital requirements of Sears. It is anticipated that Sears and its subsidiaries will continue their practice of short-term borrowing and will, from time to time, incur additional long-term debt and engage in securitization programs in which interests in pools of credit card receivables are sold in public or private transactions. Sears also may, from time to time, issue equity securities.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of SRAC for the five fiscal years ended January 3, 1998. The summary information should be read in conjunction with the financial statements of SRAC and the notes thereto incorporated herein by reference.

                                                 1997      1996      1995     1994     1993
                                                 ----      ----      ----     ----     ----
                                                            (DOLLARS IN MILLIONS)
Operating Results
Total revenues................................  $   960   $   689   $  510   $  283   $   338
Interest and related expenses.................      763       546      405      219       236
Total expenses................................      767       548      407      221       277
Income taxes..................................       68        49       36       22        21
Net income....................................      125        92       67       40        40
Financial Position
Assets
  Notes of Sears..............................  $16,561   $11,609   $8,397   $6,843   $ 3,404
  Receivable balances purchased from Sears....       89        76       81       82        88
  Total assets................................   16,716    12,004    8,635    7,031     4,146
Liabilities
  Commercial paper............................  $ 5,249   $ 3,324   $4,451   $4,913   $ 2,475
  Agreements with bank trust departments......       --        82      137       87       140
  Intermediate-term loans.....................       50       715      895      845        --
  Medium-term notes...........................    6,033     4,834    1,384       --        --
  Discrete underwritten debt..................    3,099     1,298      499       --        --
  Loan agreements with Sears Overseas Finance,
     N.V. ....................................       --        --       --       --       380
  Total liabilities...........................   14,554    10,317    7,390    5,854     3,008
Sears investment in SRAC
  Capital stock (including capital in excess
  of par value)...............................  $   735   $   385   $   35   $   35   $    35
  Retained income.............................    1,427     1,302    1,210    1,143     1,103
Debt as percentage of equity..................      667%      608%     592%     496%      263%
Other Pertinent Data
Commercial paper
  Average daily outstandings..................  $ 3,952   $ 4,388   $4,963   $3,615   $ 3,812
Agreements with bank trust departments
  Average daily outstandings..................       55        98      154      124       402
Contractual credit facilities (year-end)......    5,540     5,000    5,720    5,132     4,200

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for SRAC for the years ended January 3, 1998, December 28, 1996, December 30, 1995, and December 31, 1994 and 1993
was 1.25, 1.26, 1.26, 1.29 and 1.26, respectively. Earnings consist of net income plus fixed charges and income taxes. Fixed charges consist of interest costs and amortization of debt discount and expense; rental expense is insignificant with no effect on the calculation. The interest rate paid by Sears to SRAC on its investment in Sears notes is presently calculated to produce earnings sufficient to cover SRAC's fixed charges at least 1.25 times.

     The ratio of income to fixed charges for Sears and its consolidated subsidiaries for the years ended January 3, 1998, December 28, 1996, December 30, 1995, and December 31, 1994 and 1993 was 2.34, 2.40, 2.15, 2.06 and 1.66,
respectively. In the computation of the ratio of income to fixed charges for Sears and its consolidated subsidiaries, income consists of income from continuing operations less undistributed net income of unconsolidated subsidiaries plus fixed charges (excluding capitalized interest) and federal and state income taxes. Fixed charges consist of interest costs plus the portion of operating lease rentals which is estimated to represent the interest element in such rentals.

                         DESCRIPTION OF DEBT SECURITIES

     The following descriptions of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities are to be issued under one of the Indentures (each, an "Indenture") referred to in the following sentence, a copy of the form of which has been filed as an exhibit to the Registration Statement. SRAC has entered into an Indenture with The Chase Manhattan Bank, as Trustee, and may enter into Indentures with one or more other Trustees eligible to act as Trustee (each, a "Trustee") under an Indenture pursuant to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The particular Indenture under which any series of Debt Securities is to be issued, and the identity of the Trustee under such Indenture, will be identified in the Prospectus Supplement relating to such series of Debt Securities. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference.

GENERAL

     The Debt Securities will be unsecured obligations of SRAC.

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement relating to the particular series of Offered Debt Securities offered thereby for the following terms of the Offered Debt Securities: (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any; (vi) the date from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;
(vii) the date or dates, if any, after or on which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption, conversion or exchange provisions, be redeemed, converted or exchanged at the option of SRAC or of the Holder thereof and the other detailed terms and provisions of such optional or mandatory redemption; (viii) any subordination provisions; (ix) the dates, if any, on which and the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by SRAC, and the other detailed terms and provisions of such sinking fund; (x) if other than the principal amount thereof, the amount of Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (xi) the terms of any warrants attached to the Offered Debt Securities; (xii) the currency or currencies, including European Currency Units or other composite currencies, in which Offered Debt Securities may be purchased and in which principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (xiii) any index used to determine the amount of payments of principal, premium, if any, and interest, if any, on the Offered Debt Securities; (xiv) whether the Offered Debt Securities are issuable in whole or in part as one or more Global Securities and, in such case, the name of the Depository for such Global Security or Global Securities; (xv) the place or places, if other than as set forth in the Indenture, where the principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; and (xvi) any other terms relating to the Offered Debt Securities not inconsistent with the Indenture but which may modify or delete any provision of the Indenture insofar as it applies to such series; provided that no term thereof shall be modified or deleted if imposed under the Trust Indenture Act and that any modification or deletion of the rights, duties or immunities of the Trustee shall have been consented to in writing by the Trustee.

     Principal, premium, if any, and interest, if any, will be payable, and the Debt Securities (other than Debt Securities represented by Global Securities) will be transferable, at the office or agency of SRAC maintained for such purposes in the Borough of Manhattan of the City of New York, and at such other places, if any, in the city in which the principal executive offices of SRAC or the city in which the principal corporate trust office of the Trustee are located, as SRAC may designate, which, except as otherwise specified in the Prospectus Supplement relating to a particular series of Offered Debt Securities, will initially include the principal corporate trust office of the Trustee in the Borough of Manhattan of The City of New York and the principal executive offices of SRAC in Greenville, Delaware. Unless other arrangements are made, interest on the Debt Securities (other than Debt Securities represented by Global Securities) will be paid by checks mailed to the Holders at their registered addresses. (Sections 2.5, 3.1, 3.2) Information with respect to payment of principal, premium, if any, and interest, if any, on, and transfers of beneficial interests in, Debt Securities represented by Global Securities will be set forth in the Prospectus Supplement relating thereto.

     If the principal, premium, if any, and interest, if any, will be payable in a currency other than U.S. dollars, including European Currency Units or another composite currency, and such currency is not available for payment due to the imposition of exchange controls or other circumstances beyond the control of SRAC, SRAC shall satisfy its payment obligations in U.S. dollars on the basis of the Market Exchange Rate for such currency on the latest date for which such rate was established on or before the date on which payment is due. (Section 2.12)

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but SRAC may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 2.2, 2.5)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of a default and the continuation thereof.

CERTAIN RESTRICTIONS

     The Indenture provides that SRAC will maintain a Fixed Charge Coverage Ratio for any fiscal quarter of not less than 1.10 and that SRAC will cause Sears to maintain ownership of all the voting stock of SRAC. "Fixed Charge Coverage Ratio" means SRAC's ratio of earnings to fixed charges determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission, as in effect on the date of the Indenture. Pursuant to letter agreements between SRAC and Sears (the "Fixed Charge Coverage and Ownership Agreement"), Sears has agreed, for the benefit of holders of outstanding Debt Securities, that, (i) as long as SRAC is so required to maintain such Fixed Charge Coverage Ratio, Sears will pay SRAC such amounts which, together with any other earnings available therefor, are sufficient for SRAC to maintain such Fixed Charge Coverage Ratio, and (ii) as long as SRAC is so required to cause Sears to maintain ownership of SRAC, Sears will maintain such ownership. The Indenture provides that SRAC (i) will cause Sears to observe and perform in all material respects all covenants or agreements of Sears contained in the Fixed Charge Coverage and Ownership Agreement and (ii) will not amend, waive, terminate or otherwise modify any provision of the Fixed Charge Coverage and Ownership Agreement. (Section 3.6)

DEFAULTS

     The following are defaults with respect to any series of Debt Securities:
(a) failure to pay the principal amount (and premium, if any) on such series when due and payable; (b) failure to pay any interest on such series when due, continued for 30 days (unless the entire amount of such payment is deposited by SRAC with the Trustee or with a paying agent prior to the expiration of 30 days); (c) failure to perform any other covenant of SRAC in the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series), continued for 60 days after written notice; (d) acceleration of $100,000,000 or more in principal amount of indebtedness for borrowed money of SRAC (including acceleration with respect to Debt Securities other than that series) or Sears under the terms of the instrument under which such indebtedness is issued or secured (including the Indenture), if such indebtedness shall not have been discharged or such acceleration is not annulled within 30 days after written notice or prior to the time principal owed on the outstanding Debt Securities of that series shall be declared due and payable, except as a result of compliance with applicable laws, orders or decrees; and (e) certain events of bankruptcy, insolvency, or reorganization. In addition, a particular series of Debt Securities may provide for additional events of default, as may be described in the Prospectus Supplement. If a default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount of such series (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) due and payable immediately, which declaration may, in certain instances, be annulled by the Holders of a majority of the principal amount of outstanding Debt Securities of that series. In the case of such declaration, there would become due and payable such principal amount plus any accrued interest or other periodic payments. (Section 6.1)

     No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder previously shall have given to the Trustee written notice of a default and unless also the Holders of a majority of the principal amount of outstanding Debt Securities of that series shall have made written request upon the Trustee, offering reasonable indemnity, to institute such proceeding as Trustee, and the Trustee shall have neglected or refused to institute such proceeding within a reasonable time. However, the right of any Holder of any Debt Security of that series to enforce the payment of principal and interest on such Debt Security, on or after the due dates expressed in such Debt Security, may not be impaired or affected. (Section 6.7)

     SRAC is required to furnish annually to the Trustee statements as to the performance or fulfillment of its covenants, agreements or conditions in the Indenture and as to the absence of default. (Section 3.4)

MODIFICATION OR AMENDMENT OF THE INDENTURE

     Modifications and alterations of the Indenture may be made by SRAC with the consent of the Holders of a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected by the modification or alteration, provided that no such change shall be made without the consent of the Holders of each Debt Security then outstanding affected thereby which will
(a) permit the extension of the time of payment of any payment on any such Debt Security, or a reduction in any such payment, or (b) reduce the above-stated percentage of Holders of any series of Debt Securities whose consent is required to modify or alter the Indenture. (Article Xl)

DEFEASANCE

     Unless otherwise provided for in the accompanying Prospectus Supplement, SRAC may discharge the Indenture with respect to Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace mutilated, destroyed, lost and stolen Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) upon the deposit with the Trustee or a paying agent, in trust, of (1) money in an amount sufficient, or (2) U.S. Government Obligations (if the Debt Securities are denominated in U.S. dollars) or Eligible Obligations (if the Debt Securities are denominated in a Foreign Currency) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient, or (3) any combination thereof in an amount sufficient, to pay the principal, premium, if any, and each installment of interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of the Indenture and such Debt Securities. Such a trust may only be established if, among other things, SRAC has received a ruling from the Internal Revenue Service or an opinion of recognized counsel who is not an employee of SRAC based on a change of law, in either case to the effect that, among other things, the Holders of the Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred. Notwithstanding such deposit, the obligations of SRAC under the Indenture to pay interest and principal shall remain in full force and effect until the Debt Securities of such series have been paid in full. (Section 13.4)

     If and when a ruling from the Internal Revenue Service or an opinion of recognized counsel can be provided without reliance upon the continuation of SRAC's obligations regarding the payment of interest and principal, then such obligations of SRAC shall cease upon delivery to the Trustee of such ruling or opinion and compliance with the other conditions precedent provided for in the Indenture. (Section 13.4) Under present ruling positions of the Internal Revenue Service, such a ruling is not obtainable.

REGARDING THE TRUSTEE

     The Chase Manhattan Bank, which is a Trustee under an Indenture, performs other services for SRAC.

                              PLAN OF DISTRIBUTION

     SRAC may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. It is anticipated that SRAC will offer Debt Securities directly to brokers or dealers, investment companies, insurance companies, banks, savings and loan associations, trust companies or similar institutions, and trusts for which a bank, savings and loan association, trust company or investment adviser is the trustee or authorized to make investment decisions.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Offered Debt Securities.

     In connection with the sale of Debt Securities, underwriters may receive compensation from SRAC or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts, commissions or concessions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation will be described, in the Prospectus Supplement.

     Under agreements that may be entered into by SRAC, underwriters, dealers and agents that participate in the distribution of Debt Securities may be entitled to indemnification by SRAC against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINION

     Unless otherwise specified in the accompanying Prospectus Supplement, the legality of the Debt Securities is being passed upon for SRAC by Nancy K. Bellis, an Assistant General Counsel of Sears.

                                    EXPERTS

     The annual financial statements incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference herein. Such financial statements have been incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY
                         SEARS ROEBUCK ACCEPTANCE CORP.
                               3711 KENNETT PIKE
                           GREENVILLE, DELAWARE 19807

                      INDEPENDENT AUDITORS TO THE COMPANY

                             DELOITTE & TOUCHE LLP

                              Two Prudential Plaza
                            180 North Stetson Avenue
                            Chicago, Illinois 60601
                               1700 Market Street
                        Philadelphia, Pennsylvania 19103

                                 LEGAL ADVISERS

                                 To the Company

                                BAKER & MCKENZIE
                              Special Tax Counsel
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006
                                NANCY K. BELLIS
                           Assistant General Counsel
                             Sears, Roebuck and Co.
                               3333 Beverly Road
                        Hoffman Estates, Illinois 60179
                                LATHAM & WATKINS
                                5800 Sears Tower
                            Chicago, Illinois 60606

                              To the Underwriters

                       CLEARY, GOTTLLEB, STEEN & HAMILTON
                               One Liberty Plaza
                            New York, New York 10006

                                    TRUSTEE

                            THE CHASE MANHATTAN BANK
                        450 West 33rd Street, 15th Floor
                         New York, New York 10001-2697

                                 PAYING AGENTS

                      CHASE MANHATTAN BANK LUXEMBOURG S.A.
                                 5 rue Plaetis
                               L-2338 Luxembourg
                            THE CHASE MANHATTAN BANK
                        450 West 33rd Street, 15th Floor
                            New York, NY 10001-2697

                                 LISTING AGENT

                      BANQUE GENERALE DU LUXEMBOURG, S.A.
                             50 Avenue J.F. Kennedy
                               L-2951 Luxembourg

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                           PAGE
                                           ----
Summary Financial Information............   S-3
Capitalization of Sears Roebuck
  Acceptance Corp. ......................   S-4
Description of Notes.....................   S-4
Book-Entry Registration..................   S-7
United States Tax Considerations.........  S-10
Underwriting.............................  S-13
Use of Proceeds..........................  S-15
Legal Opinions...........................  S-15
Listing and General Information..........  S-15
                  PROSPECTUS
Available Information....................     3
Reports to Holders of Debt Securities....     3
Incorporation of Certain Documents by
  Reference..............................     3
Sears Roebuck Acceptance Corp. ..........     4
Use of Proceeds..........................     4
Summary Financial Information............     5
Ratio of Earnings to Fixed Charges.......     6
Description of Debt Securities...........     6
Plan of Distribution.....................    10
Legal Opinion............................    10
Experts..................................    10

                                 $1,000,000,000

                                 SEARS ROEBUCK
                                ACCEPTANCE CORP.

                                  6% NOTES DUE
                                 MARCH 20, 2003

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                      BEAR, STEARNS INTERNATIONAL LIMITED
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY

================================================================================